

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 19, 2008

<u>By Facsimile and U.S. Mail</u>
Mr. John Hiner
Chief Executive Officer
Geocom Resources Inc.
114 West Magnolia Street, Suite 413
Bellingham, WA 98225

> **Re: Geocom Resources Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed November 13, 2007**
> **Response Letter Dated April 7, 2008**
> **File No. 000-49621**

Dear Mr. Hiner:

We issued comments to you on the above captioned filing on March 25, 2008**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 1, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 1, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact John Cannarella at (202) 551-3337 if you have any questions.

Sincerely,

Jill Davis
Branch Chief